Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

S&T Bancorp, Inc. and subsidiaries:

We consent to the use of our reports dated February 21, 2014 with respect to the consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of net income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Pittsburgh, PA
December 15, 2014